UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edwin Julianus Sebayang Edwin Julianus Sebayang VP Investor Relations

Information furnished in this form:

Notice to the Annual General Meeting of Shareholders for Financial Year 2022

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all of the Company’s shareholders to attend the Annual General Meeting of Shareholders of Company Financial Year 2022 (the “Meeting”) to be held on:

Day / Date	:	Tuesday, May 30, 2023
Time	:	13.30 WIB – closing
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by KSEI

As for the location of the Meeting, we inform that there is an revision for the location of the event from what was previously announced through the Meeting Announcement that we published on April 6, 2023. The revision is:

Previous Location	:	Grand Auditorium Telkom Landmark Tower Lt.6, The Telkom Hub. Jend. Gatot Subroto Street, Kav. 52, Jakarta 12710
New Location	:	Grand Ballroom Fairmont Hotel, Asia Afrika Street No. 8, Jakarta, 10270

Pursuant to Financial Services Authority (“FSA”) Regulation No. 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company (“POJK 15/2020”) and FSA Regulation No. 16/POJK.04/2020 on the Procedures for Electronic General Meeting of Shareholders of Public Company (“POJK 16/2020”), the Meeting will be carried out electronically in an e-Meeting provided by PT Kustodian Sentral Efek Indonesia (“KSEI”), whereby the physical meeting will be attended by the Chairperson of the Meeting, Members of the Board of Directors and Members of the Board of Commissioners, Notaries, Capital Market Supporting Institutions/Professionals and certain parties at Grand Ballroom Fairmont Hotel, Asia Afrika Street No. 8 Central Jakarta, Jakarta, Indonesia, 10270.

Meeting Agendas:

1.	First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding (MSBF) Program for the Financial Year 2022, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2022.

Explanation:

The First Agenda is held pursuant to: (i) Article 69 paragraph (1) of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (“Job Creation Law”) (“Company Law”); (ii) Article 23 paragraph (1) of Law No. 19 of 2003 on State-Owned Enterprise (“SOE”) as lastly amended by Job Creation Law (“SOE Law”); (iii) Article 33 of Minister of SOE Regulation No. PER-1/MBU/03/2023 on Special Assignments and Social and Environmental Responsibility Programs of SOE (“MSOE Regulation 1/2023”); and (iv) Article 18 paragraph (9) and Article 21 paragraph (2) point a of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020. The Financial Statement of the Company's Social and Environmental Responsibility Program includes the financial report and implementation of the Micro and Small Business Funding Program ("MSBF") which will be requested for ratification at the Meeting.

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

2.	Second Agenda

Determination on Utilization of the Company’s Net Profit for Financial Year of 2022.

Explanation:

The Second Agenda is held pursuant to: (i) Article 70 and Article 71 of Company Law; and (ii) Article 21 paragraph (2) point b and Article 26 of the Company’s Articles of Association, whereby the determination on utilization of the Company’s net profit requires the Meeting’s approval, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

3.	Third Agenda

Determination of Bonus for the Financial Year of 2022, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2023.

Explanation:

The Third Agenda is held pursuant to: (i) Article 96 and Article 113 of the Company Law; (ii) Article 76 paragraph (1), Article 81 paragraph (2) and Article 83 paragraph (2) Minister of SOE Regulation No. PER-3/MBU/03/2023 on Organizations and Human Resources of SOEs ("MSOE Regulation 3/2023”); and (iii) Article 11 paragraph (19) and Article 14 paragraph (30) of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

4.	Fourth Agenda

Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program for Financial Year of 2023.

Explanation:

The Fourth Agenda is held pursuant to: (i) Article 59 of POJK 15/2020; (ii) Article 33 paragraph (3) of MSOE Regulation 1/2023; (iii) Article 32 paragraph (1) of Minister of SOE Regulation No. PER-2/MBU/03/2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs (“MSOE Regulation 2/2023"); and (iv) Article 21 paragraph (2) point c juncto Article 15 paragraph (2) point b.a.5 of the Company’s Articles of Association, whereby the Appointment of Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2023 and Company’s Financial and Implementation Report of the MSBF Program for Financial Year 2023 must be resolved in a Meeting by considering the Board of Commissioners’ recommendation, with due observance to the provision of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

5.	Fifth Agenda

Approval of the Company's Proposed Business Spin Off which is an Affiliated Transaction as referred to in Financial Services Authority Regulation No. 42/2020 on Affiliated and Conflict of Interest Transaction, and a Material Transaction as referred to in Financial Services Authority Regulation No. 17/2020 on Material Transactions and Changes in Business Activities.

Explanation:

The Fifth Agenda is held pursuant to: (i) Article 6 paragraph (1) letter d and Article 14 of FSA Regulation No. 17/POJK.04/2020 on Material Transactions and Changes in Business Activities (“POJK 17/2020"); and (ii) Article 4 paragraph (1) letter d of FSA Regulation No. 42/POJK.04/2020 on Affiliated Transactions and Conflict of Interest Transactions (“POJK 42/2020”), with due observance to the provision of Article 44 of POJK 15/2020.

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

The proposed transaction is IndiHome Business Segment Spin Off which is categorized as pemisahan tidak murni (partial spin-off) (“Spin Off”) from the Company to PT Telekomunikasi Seluler (“Telkomsel”) and transaction related to Spin Off  (“Proposed Transaction”), in which Telkomsel is a controlled entity of the Company through the Company’s 65% (sixty five percent) shares ownership in Telkomsel, as well as a few related transactions that will be carried out by the Company and Telkomsel to support the operational activities of IndiHome Business Segment after the Spin-Off of IndiHome Business Segment. The value of the Proposed Transaction consist of the valuation of IndiHome Business Segment that is agreed at for the first year of IDR495,971,226,790, and the estimated contract value of Transition Service Agreement-2 (TSA-2) of IDR489,264,960,646. All these Proposed Transaction values are estimated to be greater than 50% (fifty percent) of the Company’s equity based on the Company’s Audited Consolidated Financial Statement as of December 31, 2022. The Proposed Transaction has fulfilled all the elements of a Material Transaction that contains Affiliated Transaction, therefore, the Proposed Transaction for the IndiHome Business Segment Spin Off to Telkomsel requires approval from Independent Shareholders of the Company.

Further information regarding the proposed transaction for the IndiHome Business Segment Spin Off to Telkomsel can be accessed through our Disclosure of Information dated April 6, 2023, that has been published in accordance to POJK 17/2020 through this link https://telkom.co.id/sites/about-telkom/id_ID/page/ir-informasi-kepada-investor-166.

6.	Sixth Agenda

Approval of Company's Proposed Business Spin Off, for the fulfillment of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law.

Explanation:

The Sixth Agenda is held pursuant to Article 127 Company Law which stipulates that the legal action of business spin off requires approval from the Meeting, with due observance to the provision of: (i) Article 89 of Company Law; (ii) Article 25 paragraph (6) of the Company’s Articles of Association; and (iii) Article 43 of POJK 15/2020. The business spin off carried out by the Company is to spin off the IndiHome Business Segment which results in the Company's assets and liabilities in connection with the IndiHome Business Segment being transferred to Telkomsel based on the Conditional Spin off Agreement as agreed by the Company and Telkomsel. This business spin off is a non-pure spin off as referred to in Article 135 paragraph (1) letter b and paragraph (3) of the Company Law.

Further information regarding the proposed transaction for the IndiHome Business Segment Spin Off to Telkomsel can be accessed through our Disclosure of Information dated April 6, 2023, that has been published in accordance to the POJK 17/2020 through this link https://telkom.co.id/sites/about-telkom/id_ID/page/ir-informasi-kepada-investor-166.

7.	Seventh Agenda

Approval of Special Assignment to the Company by the President of the Republic of Indonesia.

Explanation:

The Seventh Agenda is held pursuant to: (i) Article 66 paragraph (5) juncto Article 66 paragraph (1) SOE Law; (ii) Article 65 paragraph (5) Government Regulation Number 45 of 2005 on State Owned Enterprise Establishment, Management, Supervisions and Dissolution as lastly amended by Government Regulation Number 23 of 2022; (iii) Article 2 paragraph (1) of Presidential Regulation No. 17 of 2023 on Acceleration of Digital Transformation on Government’s Procurement for Goods/Services; and (iv) Article 3 paragraph (4) of MSOE Regulation 1/2023, which stipulate that special assignments to SOEs require approval from the General Meeting of Shareholders, with due observance to the provision of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

8.	Eighth Agenda

Ratification on Minister of SOE Regulation Number:

a.	PER-1/MBU/03/2023 dated 3rd March 2023 on Special Assignments and Social and Environmental Responsibility Programs of SOEs and its amendments;
b.	PER-2/MBU/03/2023 dated 3rd March 2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs and its amendments;
c.	PER-3/MBU/03/2023 dated 20th March 2023 on Organizations and Human Resources of SOEs and its amendments.

Explanation:

The Eighth Agenda is held pursuant to: (i) Article 38 paragraph (2) letter b of MSOE Regulation 1/2023; (ii) Article 225 paragraph (2) letter b of MSOE Regulation 2/2023; and (iii) Article 163 paragraph (2) letter b of MSOE Regulation 3/2023, with due observance to the provision of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of POJK 15/2020.

9.	Ninth Agenda

Changes to the Management of the Company.

Explanation:

The Ninth Agenda is held pursuant to: (i) FSA Regulation No. 33/POJK.04/2014 on Board of Directors and Board of Commissioners of Issuers or Public Companies, (ii) MSOE Regulation 3/2023, and (iii) Article 11 paragraph (10), Article 14 paragraph (12), and Article 23 paragraph (6) letter b of the Company’s Articles of Association, whereby the appointment and dismissal of the management of the Company shall be resolved in a Meeting that is attended by and approved by the holders of Series A Dwiwarna Share and the others Shareholders, with due observance to Article 25 paragraph (4) of the Company’s Articles of Association.

Notes:

1.	This Invitation to the Meeting is the official invitation of the Meeting to the Shareholders, therefore the Board of Directors of the Company will not send separate invitations to the Company’s Shareholders.

2.	Shareholders who are eligible to attend or be represented and vote at the Meeting are Shareholders whose names are recorded in the Company's Register of Shareholders by May 5, 2023, or holders of securities account balances at Collective Depository of KSEI at the closing of trading on May 5, 2023 ("Shareholders").

3.	Shareholders may attend the Meeting electronically through the KSEI system ("eASY.KSEI") in the link https://easy.ksei.co.id provided by KSEI, or grant their power of attorney to other parties electronically through the eASY.KSEI application or in writing. Electronic registration will be opened from the date of this Meeting Invitation and will be closed no later than 30 (thirty) minutes before the Meeting, at 13.00 Western Indonesian Time.

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

4.	Shareholders may grant their power of attorney to the Proxy provided by the Company (Independent Representative) through the eASY.KSEI application under the following procedure:
●	The Shareholders must be previously registered in the Facility of Securities Ownership Reference of KSEI (“AKSes KSEI”). If the Shareholders are not yet registered, the Shareholders are kindly requested to register on the website https://akses.ksei.co.id.
●	For Shareholders who are registered as AKSes KSEI users, can grant their power of attorney and vote electronically (e-Proxy and e-Voting) through eASY.KSEI in website https://easy.ksei.co.id.
●	The period of time for the Shareholders to declare their power of attorney and vote, make changes to the appointment of the Proxy and/or to the votes for each agenda of the Meeting, or revoke their power of attorney, is from the date of the Meeting Invitation until no later than 1 (one) business day prior to the date of the Meeting, which is May 29, 2023 at 12.00 Western Indonesian Time.
●	Guidance for registration, utilization and further explanation regarding eASY.KSEI is also uploaded in the Company’s website at https://telkom.co.id/sites/about-telkom/en_US/page/ir-gms-136.
●	Any delay or failure in the electronic registration process as referred above, for any reason will result in the Shareholders or their Proxies being unable to attend the Meeting electronically, and their share ownership will not be calculated as the attendance quorum at the Meeting.

5.	In the event that the Shareholders are unable to access eASY.KSEI on https://akses.ksei.co.id/ the Shareholders may download the power of attorney from the Company's website https://telkom.co.id/sites/about-telkom/en_US/page/ir-gms-136 to grant their power of attorney and vote at the Meeting. The power of attorney must be sent to the Company's Share Registrar namely PT Datindo Entrycom Jl. Hayam Wuruk No. 28, Jakarta 10220, Tel. (021) 3508077, no later than 3 (three) days before the date of the Meeting, which is on May 25, 2022 at 15.00 Indonesian Western Time.

6.	In relation to the Meeting Agenda that requires the votes from Independent Shareholders. Independent Shareholders are required to fill out the Independent Declaration Form and sign it on a stamp duty of IDR10,000. The form can be downloaded from the Company's website at https://telkom.co.id/sites/about-telkom/id_ID/page/ir-rups-134 . The form must be submitted before the Meeting takes place.

7.	Shareholders or their Proxies and other parties who are physically present at the Meeting must comply with the following health and safety protocols:
1)	Submit a completed and signed Health Declaration Form. The Health Declaration Form can be downloaded from the Company's website https://www.telkom.co.id/.
2)	If you have had close contact with COVID-19 patients in the last 3 days, you are not allowed to enter the Meeting area.
3)	Show the COVID-19 Vaccine Certificate found in the SATUSEHAT application with the following conditions:
a.	Vaccines 1 or 2 times, you must show a Certificate of Antigen Swab Test (non-reactive) 1 (one) day before the Meeting or PCR Swab Test results with a sample collection date 2 (two) days before the Meeting from a doctor, hospital, puskesmas, or clinic connected to the SATUSEHAT application.
b.	3 times vaccine / booster, you can enter the PT Telkom Indonesia Tbk Annual GMS area
c.	No vaccine at all, you will not be able to attend the PT Telkom Indonesia Tbk AGM.
4)	Have a normal body temperature or no more than 37.5°C.
5)	Scan the barcode using SATUSEHAT application before entering the Meeting room.
6)	Wear a mask while in the Meeting area.
7)	Implement physical distancing policy in the Meeting area.

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL YEAR 2022

Tel.46/PR 000/DCI-M0200000/2023

The Company will re-announce if there are changes and/or additional information related to the procedures for conducting the Meeting with reference to conditions and developments regarding integrated handling and control to prevent the spread of the COVID-19 Virus.

To maintain the safety and health of all parties, the Company may prohibit Shareholders or their Proxies and other parties from attending or entering the Meeting area and the area surrounding the Meeting if the Shareholders or their Proxies and other parties do not comply with the safety and health protocols as required above. The Company may take certain necessary actions, if there are conditions that the Company considers necessary to implement the health protocol and order of the Meeting.

8.	Materials that will be discussed at the Meeting ("Meeting Materials") and The Company’s Annual Report can be downloaded on the Company's website at https://www.telkom.co.id/ starting from the date of this Invitation. During the Meeting, The Company does not provide Meeting Materials in the form of hardcopy or softcopy in a flash disk, we only provide QR Code to access the Company's website and information on the website address where the Meeting Materials are available.

Jakarta, May 8, 2023

PT Telkom Indonesia (Persero) Tbk

Board of Directors